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                              April 27, 2022

       Darren Marble
       Co-Chief Executive Officer
       Crush Capital Inc.
       Spring Place
       9800 Wilshire Blvd.
       Beverly Hills, CA 90212

                                                        Re: Crush Capital Inc.
                                                            Amendment No. 7 to
Offering Statement on Form 1-A
                                                            Filed March 29,
2022
                                                            File No. 024-11293

       Dear Mr. Marble:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2022 letter.

       Amendment No. 7 to Offering Statement on Form 1-A

       Plan of Operation, page 26

   1. Update your discussion here, and your financial statements, to reflect results for the year ended December 31,
2021. In particular, please update your disclosure that mentions the expectation of
sponsorship revenue and revenue from other fees by the end of 2020 and the first half of 2021.
       General

   2. On your final episode of Going Public, you offer a "sneak peak" of issuers to be featured on season 2 of Going
Public. To the extent you have entered into agreements with these
 Darren Marble
Crush Capital Inc.
April 27, 2022
Page 2
      issuers for season 2, please disclose the same in your offering statement and describe the status and terms of any agreements or negotiations with these issuers. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202)
551-
3264 with any questions.



                                                            Sincerely,
FirstName LastNameDarren Marble
                                                            Division of
Corporation Finance
Comapany NameCrush Capital Inc.
                                                            Office of Trade &
Services
April 27, 2022 Page 2
cc:       Heidi Mortensen
FirstName LastName